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SO 3/6/02

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SEC FILE NUMBER
8- 39065

RECEIVED MAR 04 2002 143 WASH. D.C. SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALLIED FINANCIAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 N. PROSPECT ROAD, SUITE 6
(No. and Street)

PEORIA HEIGHTS	ILLINOIS	61616
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E. ZOGBY (309) 688 - 1800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RENNER, RICHARD L.
(Name — *if individual, state last, first, middle name*)

207 MAIN STREET, SUITE 405	PEORIA	ILLINOIS	61602
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 08 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES E. ZOGBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLIED FINANCIAL ADVISORS, INC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
BRENDA LEE NEISLER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 08/27/03

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. EARNINGS AND RETAINED EARNINGS
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

RICHARD L. RENNER, CPA

70

ADDRESS	Number and Street	City	State	Zip Code
	207 MAIN STREET, SUITE 405	PEORIA	IL	61602
	71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 405
PEORIA, ILLINOIS 61602

OFFICE: (309) 673-7654 FAX: (309) 673-7651
HOME: (309) 692-9679

February 8, 2002

Board of Directors
Allied Financial Advisors, Inc.
4700 N. Prospect Road, Suite 6
Peoria Heights, IL 61616

Gentlemen:

Professional standards require that I advise you of various matters concerning my recent concluded audit.

<u>My Responsibility Under Generally Accepted Auditing Standards</u>

My responsibility, as prescribed by professional standards, is to plan and perform this audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. My audit does not provide absolute assurance or guarantee the accuracy of the financial statements and is subject to the inherent risk that errors, irregularities (or illegal acts), if they exist, have not been detected. As part of my audit, I considered the Company's internal control structure. Such considerations were solely for the purpose of determining my audit procedures and not to provide any assurance concerning such internal control structure.

<u>Significant Audit Adjustments</u>

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statement that, in my judgment, may not have been detected except through my auditing procedures. These adjustments may include those proposed by me but not recorded by the Company that could potentially cause future financial statements to be materially misstated, even though we have concluded that such adjustments are not material to the current financial statement.

During my audit, I did not note any significant audit adjustments.

<u>Disagreements with Management</u>

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter which could be significant to the Company's financial statements or the auditor's report.

I am pleased to report that no such disagreements arose during the course of my audit.

<u>Consultation with Other Accountants</u>

Management has informed me that they have not consulted with other accountants during the year about auditing and accounting matters.

Difficulties Encountered in Performing the Audit

My audit was completed well within the deadline for completion and I had no difficulties in performing the audit.

Management Consulting Fees

During the year ended December 31, 2001, I did not perform any management consulting services for the Company.

This letter is solely for the internal use of the Board of Directors and management of Allied Financial Advisors, Inc. and should not be used for any other purpose.

If you have any questions or need further information concerning these matters, please call my office.

Sincerely

Richard L. Renner
Certified Public Accountant

ALLIED FINANCIAL ADVISORS, INC.

FINANCIAL STATEMENTS, SCHEDULES AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

December 31, 2001

CONTENTS

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 405
PEORIA, ILLINOIS 61602

OFFICE: (309) 673-7654 FAX: (309) 673-7651
HOME: (309) 692-9679

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors and Stockholder
Allied Financial Advisors, Inc.

I have audited the accompanying statement of financial condition of Allied Financial Advisors, Inc. as of December 31, 2001, and the related statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Financial Advisors, Inc. at December 31, 2001 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements referred to above, taken as a whole. The following supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but they are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

- Computation of Net Capital Under Rule 15c3-1
- Computation for Determination of Reserve Requirements Under Rule 15c3-3
- Information for Possession or Control Requirements Under Rule 15c3-3

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard L Renner
Certified Public Accountant

February 8, 2002

ALLIED FINANCIAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

CURRENT ASSETS:				
Cash	$	24,355		
Accounts receivable		658		
Total current assets			$	25,013
PROPERTY AND EQUIPMENT, at cost:				
Equipment - computer	$	2,407		
Less accumulated depreciation		2,407		
Net property and equipment				0
OTHER ASSETS				
Stock warrants, at cost				46,115
Total Assets			$	71,128

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:			$	None
STOCKHOLDER'S EQUITY:				
Common stock, $1 par value; authorized, 56,000 shares; issued and outstanding, 7,000 shares	$	1,000		
Additional paid-in capital		5,001		
Retained earnings		65,127		
Total stockholder's equity				71,128
Total Liabilities and Stockholder's Equity			$	71,128

The accompanying notes are an integral part of this statement.

ALLIED FINANCIAL ADVISORS, INC.
STATEMENT OF EARNINGS AND RETAINED EARNINGS
For the year ended December 31, 2001

INCOME:		
Commissions	$ 14,076	
Interest	947	
Other income	1,000	
Total income		$ 16,023
OPERATING EXPENSES:		
Repairs & maintenance	$ 44	
NASD & regulatory fees	1,471	
Professional services	490	
Total operating expenses		2,005
NET INCOME BEFORE INCOME TAXES		$ 14,018
PROVISION FOR INCOME TAXES		3,048
NET INCOME FOR THE YEAR		$ 10,970
RETAINED EARNINGS, Beginning of year		54,157
RETAINED EARNINGS, End of year		$ 65,127

The accompanying notes are an integral part of this statement.

ALLIED FINANCIAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received - commissions and interest	$ 16,870	
Cash paid for services and fees	(2,005)	
Income taxes paid	(3,048)	
Net cash provided by operating activities		11,817
NET INCREASE IN CASH AND CASH EQUIVALENTS		$ 11,817
CASH AND CASH EQUIVALENTS, Beginning of year		12,538
CASH AND CASH EQUIVALENTS, End of year		$ 24,355

Reconciliation of net income to net cash provided by operating activities	
Net income for the year	$ 10,970
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	847
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 11,817

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Hoffman Securities Corporation was registered as a broker/dealer on January 28, 1988 with the Securities and Exchange Commission. The Company has been in the development stage since its inception on August 21, 1987 and has been inactive since its inception. In February, 1996 Hoffman Securities was purchased, restructured, and renamed Allied Financial Investors, Inc. and remained in the development stage through December 31, 1996. In 1997, the Company became an active business receiving commissions on transactions and paying operating expenses.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may effectively restrict dividends of capital to stockholders. Under the above rules, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined. At December 31, 2001 aggregate indebtedness and net capital were $0 and $25,013 respectively, or 0.0 percent. The Company's net capital requirements were $5,000 resulting in net capital in excess of requirements of $20,013.

Stock warrants were purchased in 2000 in the amount of $46,115 and included on the balance sheet as a non-allowed asset. This asset remains on the balance sheet as a non-allowed asset at December 31, 2001 and was deducted from the Company's net capital before applying the net capital computation. (Page 8)

NOTE 3 - SUBORDINATED LIABILITIES

The Company did not have any subordinated liabilities outstanding at December 31, 2001 or at any time during the year then ended.

NOTE 4 - RELATED PARTY TRANSACTIONS

All operating expenses of the corporation are guaranteed by a company related through common ownership.

NOTE 5 - INCOME TAXES

Income taxes for the Company at December 31, 2001 consist of the following:

Current year federal liability	$ 1,941
Current year state liability	1,107
Total provision	$ 3,048

ALLIED FINANCIAL ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2001

The Company was exempt from Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 405
PEORIA, ILLINOIS 61602

OFFICE: (309) 673-7654 FAX: (309) 673-7651
HOME: (309) 692-9679

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Allied Financial Advisors, Inc.

In planning and performing my audit of the financial statement of Allied Financial Advisors, Inc. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Allied Financial Advisors, Inc. that I considered relevant to the objectives stated in rule 17a-5. This included a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures referred to in the preceding paragraph are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or the effectiveness of the design and operation of policies and procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that I consider to be material weaknesses.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the directors and stockholder, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Richard L. Renner
Certified Public Accountant
February 8, 2002